Exhibit 99.155

Stream Hatchet reveals massive 98 percent growth in gaming streaming in Q2 report

●	Engine Media/Torque Esports-owned gaming live stream data analytics experts reveal 7.6 billion hours of content watched in Q2, 2020 on Twitch, Facebook Gaming, YouTube Gaming and Mixer – a record.
●	98 percent growth in total hours watched over the past year.
●	Gaming streaming continues to thrive as a global entertainment medium.
●	Riot Games’ VALORANT title sets new records in streaming.

TORONTO, ON, Canada (Wednesday, July 1, 2020) – The dramatic growth of gaming live streaming as an entertainment platform has been highlighted in the latest report from Engine Media/Torque Esports’ (TSX-V: GAME) (OTCQB: MLLLF) gaming streaming data analytics experts, Stream Hatchet.

Stream Hatchet’s Q2 2020 Video Games Streaming Trends Report issued today revealed that 7.6 billion hours of content was watched in Q2 on the four big US-owned platforms – Twitch, YouTube Gaming, Facebook Gaming, and Mixer.

This represents a 97.9 percent growth over the past 12 months and a 56.9 percent growth from Q1 this year. The onset of the COVID-19 pandemic coincides with the massive growth in the streaming industry.

That growth, however, has not been enjoyed by all. Microsoft recently announced it is closing its Mixer platform – leaving only three major platforms in the streaming market.

While Twitch remains the dominant player in the gaming streaming space, Facebook Gaming has enjoyed a 320 percent growth over the past 12 months. Mixer viewership, however, decreased 5.83 percent over the same period.

The key findings from the Stream Hatchet report not only highlight the number of people who are now turning to gaming for entertainment – but what they are watching and how they are watching it.

“The COVID-19 pandemic has had a dramatic effect on the gaming industry, and our latest numbers from the Stream Hatchet team show incredible growth,” Engine Media co-CEO, Darren Cox said.

“7.6 billion hours is an incredible amount of content being watched – that adds up to 867,580 years of content! Three years ago, the gaming streaming industry could have only dreamed of numbers like this (2.4 billion hours in 2018). There has been consistent growth for quite some time, but things have accelerated massively in 2020.

“The great thing for the gaming industry is more and more people are playing games, watching gaming and becoming very engaged. Gaming was already a $156 billion dollar industry, but that number is on the rise in 2020.”

Other key highlights from the Stream Hatchet Q2 2020 report include:

●	Riot Games’ record-breaking debut for VALORANT
●	Fortnite streaming continues to grow
●	Top streamers revealed for Q2

The VALORANT launch continues to set new records in the gaming streaming space. The Riot Games title recorded three times more viewership than competitor launches, and that trend has continued across VALORANT’S first 90 days – logging more than 550 million hours of content watched.

Fortnite was unable to match VALORANT in Q2 (560 m v 545 m in hours watched), but the title has still enjoyed strong growth over the past 12 months – up 26 percent.

The Stream Hatchet Q2 report revealed Twitch streamer “summit1g” as the market leader, earning more than 49 million hours of content watched in Q2 - a growth of 71 percent. However, high profile streamers “Ninja” and “Shroud” have been unable to take advantage of the growth in streaming after signing exclusive contracts with Mixer last year – recording audience falls of 74 and 88 percent, respectively.

Stream Hatchet measures gaming live streaming data across all platforms and provides valuable data insight for esports teams, gaming studios, and major brands invested in gaming.

“Gaming live streaming is now a massive entertainment business, and our team at Stream Hatchet is able to analyze data to provide the industry with audience insights that are a level of granular insight well beyond what the broadcast, cable and movie industries typically rely on,” Engine Media Executive Chairman, Tom Rogers said.

“We’re able to provide this insight to esports teams, gaming studios, and brands involved in esports, and our Engine Media Inc. group also relies on the data extensively as we continue to grow our esports platforms.”

“Whether it is our tournament and esports programming platform UMG, our gaming studio Eden Games or our teams behind the highly successful The Race All-Star Series and World’s Fastest Gamer racing gaming events – Stream Hatchet plays an essential role in providing us with important data to measure our success.”

Today’s Stream Hatchet 2020 Q2 report release coincided with the revealing a new corporate identity for the Engine Media-owned company which includes a new logo and updated website.

The creation of Engine Media Inc. was confirmed in May when Torque Esports Corp. (TSX-V: GAME) (OTCQB: MLLLF) completed its acquisition of Frankly Inc. (TSX-V: TLK) (OTCQX: FRNKF) (“Frankly”), and WinView, Inc. (“WinView”) – placing Engine Media at the forefront of esports, gaming, news streaming and sports gaming across multiple media platforms.

To date, the combined companies have clients comprised of more than 1,200 television, print, and radio brands including CNN, ESPN, Discovery / Eurosport, Fox, Vice, Newsweek, and Cumulus; dozens of gaming and technology companies including EA, Activision, Blizzard, Take2Interactive, Microsoft, Google, Twitch and Ubisoft; and have connectivity into hundreds of millions of homes around the world through their content, distribution, and platform.

Engine Media/Torque Esports:

Paul Ryan, paul.ryan@torqueesport.com, 678-644-0404

Darren Cox, darren.cox@torqueesport.com

About Engine Media Holdings, Inc.

Engine Media is focused on accelerating new, live, immersive esports and interactive gaming experiences for consumers through its partnerships with traditional and emerging media companies. The company was formed through the combination of Torque Esports Corp., Frankly Inc., and WinView, Inc. and trades publicly under the ticker symbol (TSX-V: GAME) (OTCQB: MLLLD). Engine Media will generate revenue through a combination of: direct-to-consumer and subscription fees; streaming technology and data SaaS-based offerings; programmatic advertising and sponsorships; as well as intellectual property licensing fees. To date, the combined companies have clients comprised of more than 1,200 television, print and radio brands including CNN, ESPN, Discovery / Eurosport, Fox, Vice, Newsweek and Cumulus; dozens of gaming and technology companies including EA, Activision, Blizzard, Take2Interactive, Microsoft, Google, Twitch and Ubisoft; and have connectivity into hundreds of millions of homes around the world through their content, distribution and technology.

About Torque Esports

Torque Esports whose brands and businesses include UMG, Stream Hatchet, Eden Games, IDEAS + CARS, The-Race.com, WTF1 and Allinsports visit: www.torqueesport.com.

About Frankly Media

Frankly and its wholly-owned subsidiary Frankly Media, LLC, provides a complete suite of solutions for streaming, VOD and advertising visit: www.franklymedia.com.

About WinView

WinView is a Silicon Valley-based company, pioneering second-screen interactive TV which is pioneering mobile gaming and interactive second screen viewing through its ownership and licensing of intellectual property foundational patents visit: www.winview.tv.

Cautionary Statement on Forward-Looking Information

This news release contains “forward-looking information” and “forward-looking statements” (together, “forward-looking statements”) within the meaning of applicable Canadian and United States securities laws. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this news release include, but are not limited to, statements relating to the Torque’s filing of a listing application with NASDAQ and its plans to file a Form 40-F with the United States Securities and Exchange Commission and any regulatory or other approvals required in connection therewith, Torque’s expectations for growth in its operations and business and Torque’s plans for submission of resolutions for shareholder approval. In respect of the forward-looking information contained herein, Torque has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time, including assumptions as to obtaining required regulatory approvals. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking information contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Torque does not assume any obligation to update or revise any forward-looking information, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

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